VIA EDGAR

July 20, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Celeste Murphy

Re:	Candel Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-257444

Dear Mr. Gessert,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Candel Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 22, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling William D. Collins at (617) 570-1447. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: William D. Collins, by facsimile to (617) 321-4422.

If you have any questions regarding this request, please contact William D. Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,

CANDEL THERAPEUTICS, INC.

/s/ Paul Peter Tak
Paul Peter Tak, M.D., Ph.D., FMedSci
Chief Executive Officer and President

cc:	Paul Peter Tak, M.D., Ph.D., FMedSci, Candel Therapeutics, Inc.

Robert E Puopolo, Esq., Goodwin Procter LLP

William D. Collins, Esq., Goodwin Procter LLP

Nicole Daley, Esq., Goodwin Procter LLP